UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.__)

Under the Securities Exchange Act of 1934

PORTILLO’S INC.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

73642K106

(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73642K106		13G
1		Names of Reporting Persons Berkshire Partners Holdings LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 45,554,689
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 45,554,689
9		Aggregate Amount Beneficially Owned by Each Reporting Person 45,554,689
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 66.0% *
12		Type of Reporting Person OO

* Percentage calculations are based on 69,018,656 shares of Class A common stock outstanding, which is the sum of (i) 35,807,171 shares of Class A common stock outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2021, filed with the Securities and Exchange Commission (“SEC”) on November 18, 2021, and (ii) 33,211,485 units of PHD Group Holdings LLC (“LLC Units”) that are exchangeable for shares of Class A common stock on a one-for-one basis, which are beneficially owned by the Reporting Persons.

CUSIP No. 73642K106		13G
1		Names of Reporting Persons BPSP, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 45,554,689
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 45,554,689
9		Aggregate Amount Beneficially Owned by Each Reporting Person 45,554,689
10		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 66.0% *
12		Type of Reporting Person PN

* Percentage calculations are based on 69,018,656 shares of Class A common stock outstanding, which is the sum of (i) 35,807,171 shares of Class A common stock outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2021, filed with the SEC on November 18, 2021, and (ii) 33,211,485 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are beneficially owned by the Reporting Persons.

CUSIP No. 73642K106		13G
1		Names of Reporting Persons Berkshire Partners LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 45,554,689
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 45,554,689
9		Aggregate Amount Beneficially Owned by Each Reporting Person 45,554,689
10		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 66.0% *
12		Type of Reporting Person IA

*Percentage calculations are based on 69,018,656 shares of Class A common stock outstanding, which is the sum of (i) 35,807,171 shares of Class A common stock outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2021, filed with the SEC on November 18, 2021, and (ii) 33,211,485 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are beneficially owned by the Reporting Persons.

CUSIP No. 73642K106		13G
1		Names of Reporting Persons Berkshire Fund VIII, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 29,706,279
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 29,706,279
9		Aggregate Amount Beneficially Owned by Each Reporting Person 29,706,279
10		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 45.3% *
12		Type of Reporting Person PN

* Percentage calculations are based on 65,513,450 shares of Class A common stock outstanding which is the sum of (i) 35,807,171 shares of Class A common stock outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2021, filed with the SEC on November 18, 2021, and (ii) 29,706,279 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are directly owned by Berkshire Fund VIII, L.P.

CUSIP No. 73642K106		13G
1		Names of Reporting Persons Berkshire Fund VIII-A, L.P.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 12,343,204
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 12,343,204
9		Aggregate Amount Beneficially Owned by Each Reporting Person 12,343,204
10		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 34.5% *
12		Type of Reporting Person PN

* Percentage calculations are based on 35,807,171 shares of Class A common stock outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2021, filed with the SEC on November 18, 2021.

CUSIP No. 73642K106		13G
1		Names of Reporting Persons Berkshire Investors III LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 816,386
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 816,386
9		Aggregate Amount Beneficially Owned by Each Reporting Person 816,386
10		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 2.2% *
12		Type of Reporting Person OO

* Percentage calculations are based on 36,623,557 shares of Class A common stock outstanding which is the sum of (i) 35,807,171 shares of Class A common stock outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2021, filed with the SEC on November 18, 2021, and (ii) 816,386 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are directly owned by Berkshire Investors III LLC.

CUSIP No. 73642K106		13G
1		Names of Reporting Persons Berkshire Investors IV LLC
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,688,820
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,688,820
9		Aggregate Amount Beneficially Owned by Each Reporting Person 2,688,820
10		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11		Percent of Class Represented by Amount in Row (9) 7.0% *
12		Type of Reporting Person OO

* Percentage calculations are based on 38,495,991 shares of Class A common stock outstanding which is the sum of (i) 35,807,171 shares of Class A common stock outstanding as of November 11, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2021, filed with the SEC on November 18, 2021, and (ii) 2,688,820 LLC Units that are exchangeable for shares of Class A common stock on a one-for-one basis, which are directly owned by Berkshire Investors IV LLC.

Item 1(a).	Name of Issuer:

Portillo’s Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2001 Spring Road, Suite 400

Oak Brook, IL 60523

Item 2(a).	Name of Person Filing:

This Statement is being filed on behalf of Berkshire Partner Holdings LLC (“BPH”), Berkshire Investors III LLC (“Berkshire Investors III”), Berkshire Investors IV LLC (“Berkshire Investors IV”), Berkshire Fund VIII-A, L.P. (“VIII-A”), Berkshire Fund VIII, L.P. (“VIII”), Berkshire Partners LLC (“BP”), and BPSP, L.P. (“BPSP”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”). Certain of the Reporting Persons make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time.

BPH is the general partner of BPSP, which is the managing member of BP. Eighth Berkshire Associates LLC (“8BA”) is the general partner of VIII and VIII-A. The managing members of 8BA are Samantha Adams, Michael C. Ascione, Matthew J. Berner, David C. Bordeau, Kenneth S. Bring, Kevin T. Callaghan, Matthew B. Gooch, Blake L. Gottesman, Christopher J. Hadley, Lawrence S. Hamelsky, Saad Hasan, Sharlyn C. Heslam, Elizabeth L. Hoffman, Justin G. Hupp, Matthew A. Janchar, Joshua B. Johnson, Ross M. Jones, Benjamin D. Levy, Joshua A. Lutzker, Jonathan J. Meyer, Jonathan D. Nuger, Nii Amaah K. Ofosu-Amaah, Greg Pappas, Marni F. Payne, Anil Seetharam, Raleigh A. Shoemaker, Robert J. Small, Samuel W. Spirn, Terry H. Thompson and Edward J. Whelan, Jr. (the “Berkshire Principals”). Mr. Lutzker is a director of the Issuer. The Berkshire Principals are also the managing members of Berkshire Investors III and Berkshire Investors IV. BP is the investment adviser for VIII and VIII-A. The Berkshire Principals make investment and voting decisions for VIII and VIII-A by majority vote. Based on the foregoing and the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons admit to being part of a group or have agreed to act as a group.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The following address is the principal business office of each of the Reporting Persons:

200 Clarendon Street, 35th Floor

Boston, Massachusetts 02116-5021

Item 2(c).	Citizenship:

Each of BPH, BPSP, Berkshire Investors IV, VIII-A, and VIII is organized under the laws of the State of Delaware.

Each of BP and Berkshire Investors III is organized under the laws of the Commonwealth of Massachusetts.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.01 per share, of the Issuer.

Item 2(e).	CUSIP Number:

73642K106

Item 3.	Not applicable.

Item 4.	Ownership

(a)	The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. 8BA is the general partner of VIII and VIII-A. BP, a registered investment adviser, is the investment manager for VIII and VIII-A. As the managing member of BP, BPSP may be deemed to beneficially own the securities that are beneficially owned by BP. As the general partner of BPSP, BPH may be deemed to beneficially own the securities that are beneficially owned by BPSP. However, BPSP and BPH disclaim beneficial ownership of such securities, and the filing of this Statement shall not be construed as an admission that BPSP or BPH is, for the purpose of Section 13(d) of the Act, the beneficial owner of such securities beneficially owned by BP.

(b)	The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of December 31, 2021, the Reporting Persons beneficially owned in the aggregate 45,554,689 shares of Class A common stock, including 32,211,485 shares of Class A common stock issuable upon the conversion of an equal number of units of PHD Group Holdings LLC, representing approximately 66.0% of the shares of Class A common stock outstanding (based on the number of shares outstanding as of November 18, 2021, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021).

(c)	The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Under certain circumstances, partners, members or managed accounts of a Reporting Person or another person named above in Item 4, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock beneficially owned by such Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4(a) above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

BERKSHIRE PARTNERS HOLDINGS LLC

By:	/s/ Kenneth S. Bring
	Name:	Kenneth S. Bring
	Title:	Managing Director

BPSP, L.P.

By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Kenneth S. Bring
	Name:	Kenneth S. Bring
	Title:	Managing Director

BERKSHIRE PARTNERS LLC

By:	BPSP, L.P.,
its managing member
By:	Berkshire Partners Holdings LLC,
its general partner

By:	/s/ Kenneth S. Bring
	Name:	Kenneth S. Bring
	Title:	Managing Director

BERKSHIRE FUND VIII, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Kenneth S. Bring
	Name:	Kenneth S. Bring
	Title:	Managing Director

BERKSHIRE FUND VIII-A, L.P.

By:	Eighth Berkshire Associates LLC,
its general partner

By:	/s/ Kenneth S. Bring
	Name:	Kenneth S. Bring
	Title:	Managing Director

BERKSHIRE INVESTORS III LLC

By:	/s/ Kenneth S. Bring
	Name:	Kenneth S. Bring
	Title:	Managing Director

BERKSHIRE INVESTORS IV LLC

By:	/s/ Kenneth S. Bring
	Name:	Kenneth S. Bring
	Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement by and among the Reporting Persons